UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Forum Energy Corporation

(formerly Tracer Petroleum Corporation)

c/o 2600, 255 5th Avenue SW Calgary Alberta T2P 3G6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F   [X]           Form 40-F   [   ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes   [   ]        No   [X]

EXHIBIT INDEX
SIGNATURES
Annual Financial Statements
BC Form 51-901F

EXHIBIT INDEX

Exhibit Number	Document
99.1	Annual Financial Statements
99.2	BC Form 51-901F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORUM ENERGY CORPORATION

By: /s/ David M. Thompson

David M. Thompson
Chief Financial Officer
May 21, 2004